VIA EDGAR	April 25, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Wynn
Anne Nguyen Parker

John Cannarella

Jill Davis
Roger Baer

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 2 to
Registration Statement on Form SB-2
Filed March 23, 2007
File No. 333-139037

Reference is made to Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form SB-2 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on March 23, 2007, and the Staff’s comments under cover of its letter dated April 12, 2007.

Please ensure that you address future correspondence to Richard Grayston, Chairman and James Longshore, President of Xtra-Gold, as Mr. McKechnie is no longer with our Company as disclosed in Amendment No. 2. Please also amend your records to reflect our new office address as noted in this letter. Effective April 1, 2007, our office has been located at Suite 301, 360 Bay Street, Toronto, Ontario, M5H 2V6, Canada. This change of address has been disclosed in Amendment No. 3.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

Phone:	(416) 366-4227	E-mail:	jameslongshore@hotmail.com
Fax:	(416) 366-4225	Web Site:	www.xtragold.com

Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which includes updated disclosure, including in response to the Staff’s comments of April 12, 2007. For ease of reference, we have used the same numeric sequence to correspond with the Staff’s numbered comments in its April 12, 2007 letter.

In response to the Staff’s comments, please be advised as follows:

Amendment No. 1 to Registration Statement on Form SB-2

General

1.                           With respect to our response to comment 1 of your April 12, 2007 letter, we have included our audited financial statements for the year ended December 31, 2006 in Amendment No. 3. We are mindful of the need to update all information in each amendment, and have updated the information in Amendment No. 3 to the most recent practicable date, and, as well, we have made corresponding changes in Amendment No. 3 to all affected disclosure pursuant to the Staff’s comments.

2.                           With respect to our response to comment 2 of your April 12, 2007 letter, we have included the consent from our independent registered accountant in Amendment No. 3.

Corporate History

3.                           With respect to our response to comment 3 of your April 12, 2007 letter, we have revised the disclosure in Amendment No. 3 to discuss the nature of the proposed business plan of RetinaPharma International, Inc. (“RetinaPharma”) and why it was never developed. We have further provided disclosure in Amendment No. 3 with respect to management at the relevant time and the change in management on November 21, 2003 and the reason for such change. For ease of reference, on June 18, 2001, RetinaPharma adopted a new business plan to develop and operate laser eye correction (lasik surgery) clinics, and changed our name from Advertain On-Line Inc. to RetinaPharma International, Inc. to better describe our new intended business plan, which was ultimately never developed due to the Company’s inability to raise sufficient capital. No change of management occurred between May 21, 2001, when our former president rejoined our Company and November 21, 2003 at which time the board of directors of RetinaPharma approved the change of name from RetinaPharma to Xtra-Gold Resources Corp. and appointed new management following the resignation of prior management.

4.                           With respect to our response to comment 4 of your April 12, 2007 letter, we have revised the disclosure in Amendment No. 3 to state that we acquired all of the issued and outstanding shares of XGRI from the shareholders of XGRI, on October 31, 2003, not December 31, as erroneously stated. We have further amended our disclosure in Amendment No. 3 to disclose how we came to acquire XGRI and have further disclosed that all of the shareholders of XGRI were unaffiliated parties of our Company.

Consolidated Statements of Changes in Stockholders’ Equity

5.                           With respect to our response to comment 5 of your April 12, 2007 letter, we note that SFAS No.7 states the following: “For a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts required by this paragraph shall be from inception of the development stage.” In the case of our Company, we entered the development stage in 2003 that being the inception date of Xtra-Gold and no further amendment to the Consolidated Statements of Changes in Stockholder’s Equity is required. We have revised the disclosure in Amendment No. 3, under Corporate History to now state “from our incorporation of Silverwing until March 14, 1999 we were inactive” rather than from inception.

Significant Accounting Policies

Mineral Properties and Exploration and Development Costs

6.                           With respect to our response to comment 6 of your April 12, 2007 letter, please be advised that our Company does account for mineral rights as tangible assets as per EITF 04-02. Acquisition costs are not allocated between proven and probable reserves and mineralization. The accounting policy has been revised in our financial statements and is included in Amendment No. 3.

7.                           With respect to our response to comment 7 of your April 12, 2007 letter, please be advised that development costs are not expensed. The accounting policy has been revised in our financial statements and is included in Amendment No. 3.

Note 4. Acquisitions

8.                           With respect to our response to comment 8 of your April 12, 2007 letter, our reserve measurement of 216,800 ounces is based on a comprehensive “Feasibility Study”, and is not an estimate as noted by Staff. As stated in the original feasibility study prepared by Minproc Engineers Pty Ltd. for the “Kibi Alluvial Gold Project” dated June 1989 (the “1989 Feasibility Study”), which we are providing to the SEC as supplemental information:

Page 3:14, section 3.8.1 states:

“Resource estimates for Kwabeng and Pameng have been classified as “Measured” (reference “Australian Code for Reporting of Identified Mineral Resources and Ore Reserves”, report of the Joint Committee of Australasian Institute of Mining and Metallurgy and Australian Mining Industry Council, 1988). The term “measured” is synonymous with use of the term “Proven” as defined under Canadian reporting guidelines (reference policy No: 2-A “Guide for Engineers, Geologists and Prospectors Submitting Reports on Mining Properties to Canadian Provincial Securities Administrators”).”

Therefore, the reserves that we have are proven (measured) reserves under Industry Guide 7(a)(2) which states:

“Proven (Measured) Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.”

We meet the above criteria, and disagree with Staff that our reserves should be referenced as “resources”, as they are clearly “proven (measured) reserves”.

Therefore, we believe that the SEC’s comments with respect to price of common stock at the time of acquisition, other competing offers, and the share price at the time of the transaction are irrelevant.

Engineering Comments

General

9.                           With respect to our response to comment 9 of your April 12, 2007 letter, based on our above-noted response to comment 8, we believe that we are clearly a “development stage” company. We have a proven (measured) reserve of 216,800 ounces of gold. There is no mention in Industry Guide 7 as to a stale (expiry) date on feasibility studies. Our Company also engaged John Rae, P. Geo of Rae International who prepared a supplemental report dated March 7, 2006, which verified that our proven (measured) reserves are still in place. This supplemental report supplements the original 1989 Feasibility Study and the supplemental feasibility study prepared by Minproc in September 1991 (collectively, the “Minproc Feasibility Studies”). We continue to disagree with Staff re-classifying us as an “exploration stage” company. We clearly meet the definition of a “development stage which includes all issuers engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.” Production at our Kwabeng Project commenced on April 24, 2007. Our Company has completed a successful pre-production test (bulk test) of 32,906.70 bank cubic meters at our Kwabeng Project on March 25, 2007 and currently we have produced and sold 608.50 ounces of gold. It is important to note that our proven (measured) reserves should be reduced by the 608.50 ounces that has already been produced. Our new proven (measured) reserve is now 216,199.50 ounces of gold.

10.                        With respect to our response to comment 10 of your April 12, 2007 letter, we wish to clarify that the document prepared by John Rae on March 7, 2006 is a supplemental report (the “March 2006 Supplemental Report”) to the Minproc Feasibility Studies and is not a geologic report. In this regard, we are enclosing, as supplemental information, a letter from John Rae confirming this. We have removed the March 2006 Supplemental Report as an exhibit to our filing.

Financial Statements

11.                        With respect to our response to comment 11 of your April 12, 2007 letter, as stated above in our response to your comment 9 we believe that we clearly meet the definition under Industry Guide 7, as being a “Development Stage” company. As production commenced at our Kwabeng Project on April 24, 2007, we are now engaged in the “exploitation of a mineral deposit (reserve) and view our Company to be a “Production Stage” company.

If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore
James Longshore
Enclosures	President

cc:	Roxanne K. Beilly
Richard W. Grayston, Chairman